SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 01, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 01, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Smith & Nephew plc ('the Company')

 Annual Information Update

The Company announces that in accordance with the requirements of Prospectus Rule 5.2, the following information has been published or made available to the public during the 12 months ended 31 March 2011 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1. ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE

All documents listed below were published via RNS, a Regulatory News Service provided by the London Stock Exchange, on the dates indicated:

Date	Nature and Brief Description of Information
01 April 2010	Total Voting Rights
01 April 2010	Director/PDMR Shareholding
07 April 2010	Holding(s) in Company
08 April 2010	Annual Information Update
08 April 2010	Holding(s) in Company
12 April 2010	Director/PDMR Shareholding
19 April 2010	Notice of Results
22 April 2010	Holding(s) in Company
23 April 2010	Holding(s) in Company
29 April 2010	Dividend Declaration
04 May 2010	Holding(s) in Company
04 May 2010	Total Voting Rights
06 May 2010	1st Quarter Results
06 May 2010	Result of AGM
14 May 2010	Holding(s) in Company
19 May 2010	Director/PDMR Shareholding
19 May 2010	Holding(s) in Company
28 May 2010	Total Voting Rights
01 June 2010	Director/PDMR Shareholding
11 June 2010	Holding(s) in Company
30 June 2010	Total Voting Rights
30 June 2010	Director/PDMR Shareholding
13 July 2010	Director/PDMR Shareholding
19 July 2010	Notice of Results
30 July 2010	Total Voting Rights
30 July 2010	Blocklisting Interim Review
05 August 2010	Half Yearly Report
01 September 2010	Total Voting Rights
10 September 2010	Director/PDMR Shareholding
13 September 2010	Director/PDMR Shareholding
17 September 2010	Director/PDMR Shareholding Replacement
01 October 2010	Total Voting Rights
04 October 2010	Holding(s) in Company
08 October 2010	Director/PDMR Shareholding
19 October 2010	Notice of Results
21 October 2010	Dividend Declaration
25 October 2010	Holding(s) in Company
28 October 2010	Holding(s) in Company
01 November 2010	Holding(s) in Company
01 November 2010	Total Voting Rights
02 November 2010	Transaction in own shares
05 November 2010	3rd Quarter Results
05 November 2010	Director/PDMR Shareholding
08 November 2010	Transaction in own shares
12 November 2010	Director/PDMR Shareholding
15 November 2010	Transaction in own shares
16 November 2010	Director/PDMR Shareholding
22 November 2010	Director/PDMR Shareholding
29 November 2010	Transaction in own shares
01 December 2010	Total Voting Rights
03 December 2010	Total Voting Rights Replacement
7 December 2010	Holding(s) in Company
10 December 2010	Facility Agreement
13 December 2010	Transaction in Own Shares
17 December 2010	Transaction in Own Shares
22 December 2010	Additional Listing
23 December 2010	Director/PDMR Shareholding
29 December 2010	Holding(s) in Company
30 December 2010	Director/PDMR Shareholding
04 January 2011	Total Voting Rights
10 January 2011	Director Declaration
12 January 2011	Notice of Results
14 January 2011	Statement Regarding Press Speculation
17 January 2011	Director/PDMR Shareholding
31 January 2011	Total Voting Rights
02 February 2011	Announcement Dates for 2011
07 February 2011	Blocklisting Interim Review
08 February 2011	Holding(s) in Company
08 February 2011	Holding(s) in Company
09 February 2011	Holding(s) in Company
10 February 2011	Final Results
10 February 2011	CEO Retirement and Appointment
14 February 2011	Director/PDMR Shareholding
15 February 2011	Holding(s) in Company
15 February 2011	Director/PDMR Shareholding
15 February 2011	Transaction in Own Shares
16 February 2011	Director/PDMR Shareholding
16 February 2011	Replacement Director/PDMR Shareholding
17 February 2011	Holding(s) in Company
18 February 2011	Director Declaration
23 February 2011	Holding(s) in Company
28 February 2011	Total Voting Rights
04 March 2011	Annual Financial Report
21 March 2011	Holding(s) in Company
24 March 2011	Director/PDMR Shareholding
25 March 2011	Director/PDMR Shareholding
25 March 2011	Director/PDMR Shareholding
29 March 2011	Director/PDMR Shareholding
31 March 2011	Total Voting Rights

Copies of the documents published via RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange at http://www.londonstockexchange.com/prices-and-news/prices-news/home.htm and the National Storage Mechanism at http://www.hemscott.com/nsm

2. DOCUMENTS FILED AT COMPANIES HOUSE

The Company has submitted filings to Companies House in relation to the Company's annual return and group accounts, the appointment, resignations and change of particulars of directors and the company secretary, the allotment of shares, returns by the Company for transactions in its own shares and ordinary and special resolutions passed at the Company's Annual General Meeting held on Thursday 6 May 2010.

Copies of these documents can be found through Companies House Direct at http://direct.companies-house.gov.uk/

Alternatively copes can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ

3. DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

The Company has submitted filings to the Securities and Exchange Commission by virtue of having American Depositary Shares listed on the New York Stock Exchange.

Full details of these filings can be viewed at  http://www.sec.gov/edgar/searchedgar/companysearch.html

4. ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2010

The Company's Annual Report for the year ended 31 December 2010 can be found on the Company's website, together with the Notice of the 2011 Annual General Meeting.

Copies can be located on the Company's website at:
http://www.smith-nephew.com/annualreport
http://www.smith-nephew.com/notice and http://www.smith-nephew.com/investors

Copies of all the documents referred to above are also available for inspection at the Company's registered office: 15 Adam Street, London, WC2N 6LA; during normal business hours.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Further information regarding the Company and its activities can be located on the Company's website http://www.smith-nephew.com